As filed with the Securities and Exchange Commission on August 14, 2007.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

POWER INTEGRATIONS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options To Purchase Shares of Common Stock,

Par Value $0.001 Per Share

(Title of Class of Securities)

739276103

(CUSIP Number of Class of Securities of Underlying Common Stock)

Balu Balakrishnan

President and Chief Executive Officer

Power Integrations, Inc.

5245 Hellyer Avenue

San Jose, CA 95138-1002

(408) 414-9200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Rafael Torres Vice President, Finance and Administration, Chief Financial Officer and Secretary Power Integrations, Inc. 5245 Hellyer Avenue San Jose, CA 95138-1002 (408) 414-9200	Timothy J. Moore, Esq. Brett D. White, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$8,526,758	$262
*	Estimated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 511,258 shares of common stock of Power Integrations, Inc. having an aggregate value of $8,526,758 as of August 13, 2007 will be amended pursuant to this offer, which may not occur. The aggregate value of such options was calculated based on the Black-Scholes option pricing model as of August 13, 2007.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for the fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Schedule TO

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Amend Eligible Options, filed as Exhibit 99.(a)(1)(A) hereto (the “Offering Memorandum”), under the section entitled Offer to Amend Eligible Options and the section entitled Summary Term Sheet & Frequently Asked Questions are incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)	Name and Address. The name of the issuer is Power Integrations, Inc., a Delaware corporation (the “Company”), the address of its principal executive office is 5245 Hellyer Avenue, San Jose, CA 95138-1002 and the telephone number of its principal executive office is (408) 414-9200. The information set forth in the Offering Memorandum under Section 16, Information About Power Integrations, is incorporated herein by reference.

(b)	Securities. This Tender Offer Statement on Schedule TO relates to the Offering Memorandum by the Company pursuant to which the Company is offering certain optionees the opportunity to amend certain portions of certain stock options to purchase the Company’s common stock to increase the exercise price of these options in order to limit the potential adverse personal tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended, and the proposed regulations issued by the U.S. Internal Revenue Service thereunder. The Company is making the Offer (as defined in the Offering Memorandum) upon the terms and subject to the conditions described in this Offering Memorandum, including the conditions described in Section 7 of the Offering Memorandum. The stock options that are the subject of the Offer are those stock options that have each of the following characteristics:

•	were granted to an Eligible Optionee (as defined under the Offering Memorandum) under, the Power Integrations, Inc. 1997 Stock Option Plan, as amended (the “1997 Plan”), or the Power Integrations, Inc. 1998 Nonstatutory Stock Option Plan, as amended (the “1998 Plan”), on certain dates to the Company’s employees during the period from January 2, 2001 to December 21, 2005;

•	were determined to have been issued at a discount for accounting purposes;

•	vested or are scheduled to vest after December 31, 2004;

•	are beneficially owned by current employees of the Company that are subject to U.S. taxation; and

•	are still outstanding and unexercised on the date the Offer expires, subject to the further terms and conditions set forth in the Offering Memorandum.

Optionees who elect to amend their Eligible Options (as defined in the Offering Memorandum) will receive an email within three business days after the Expiration Time (as defined in the Offering Memorandum) confirming their amendments and elections, pursuant to which portions of such options will be amended to increase the exercise price. The subject class of securities consists of the Eligible Options (as defined in the Offering Memorandum). The actual number of shares of common stock subject to the option amendment will depend on the number of shares of common stock subject to Eligible Options tendered by holders of Eligible Options (“Eligible Optionees”) and accepted for amendment. The information set forth in the Offering Memorandum under Summary Term Sheet & Frequently Asked Questions, Section 1, Eligible Optionees; Eligible Options; The Proposed Amendment; Additional Considerations; The Amended Options; Expiration and Extension of Offer, and Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Offering Memorandum under Section 8, Price Range of Common Stock, is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

(a)	Name and Address. The information set forth under Item 2(a) above and in the Offering Memorandum under Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)	Material Terms. The information set forth in the Offering Memorandum under the section entitled Offer to Amend Eligible Options, the section entitled Summary Term Sheet & Frequently Asked Questions, Section 1, Eligible Optionees; Eligible Options; The Proposed Amendment; Additional Considerations; The Amended Options; Expiration and Extension of Offer, Section 2, Purpose of the Offer, Section 3, Status of Eligible Options Not Amended in the Offer, Section 4, Procedures for Amending Eligible Options, Section 5, Change in Election, Section 6, Acceptance of Eligible Options for Amendment, Section 7, Conditions of the Offer, Section 10, Accounting Consequences of the Offer, Section 11, Legal Matters; Regulatory Approvals, Section 12, Material U.S. Federal Income Tax Consequences, Section 13, Extension of Offer; Termination; Amendment, and Section 15, Source and Amount of Consideration, is incorporated herein by reference.

(b)	Purchases. The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Options; The Proposed Amendment; Additional Considerations; The Amended Options; Expiration and Extension of Offer, and Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference. Option plans administered by the Company pursuant to which Eligible Options were granted by the Company are filed as Exhibits 99.(d)(1) and 99.(d)(2) hereto and contain information regarding the subject securities and are incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes. The information set forth in the Offering Memorandum under the section entitled Summary Term Sheet & Frequently Asked Questions and Section 2, Purpose of the Offer, is incorporated herein by reference.

(b)	Use of Securities Acquired. Not applicable.

(c)	Plans. At present, the board of directors is composed of eight members. The Company from time to time evaluates strategic acquisitions and will continue to do so in the future. The Company may issue its stock or pay cash in connection with such acquisitions. The Company may obtain cash for such acquisitions through a variety of means, including, without limitation, through the issuance of additional stock. The information set forth in the Offering Memorandum under Section 8, Price Range of Common Stock, and Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of Funds. The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Options; The Proposed Amendment; Additional Considerations; The Amended Options; Expiration and Extension of Offer, Section 10, Accounting Consequences of the Offer, Section 14, Fees and Expenses, and Section 15, Source and Amount of Consideration, is incorporated herein by reference.

(b)	Conditions. The information set forth in the Offering Memorandum under Section 7, Conditions of the Offer, is incorporated herein by reference.

(c)	Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

(b)	Securities Transactions. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	Solicitations or Recommendations. The information set forth in the Offering Memorandum under Section 14, Fees and Expenses, is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a)	Financial Information. The information set forth in the Company’s Amendment No. 1 to Annual Report on Form 10-K/A for its fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2007 is incorporated herein by reference. The information set forth in the Offering Memorandum under Section 16, Information About Power Integrations, Section 17, Additional Information, and Risk Factors Related to the Offer (beginning on page vii), is incorporated herein by reference. The Company’s Amendment No. 1 to Annual Report on Form 10-K/A can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Financial Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)	The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

(2)	The information set forth in the Offering Memorandum under Section 11, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(b)	Other Material Information. The information set forth in the Offering Memorandum under Section 16, Information About Power Integrations, is incorporated herein by reference.

Schedule TO

ITEM 12. EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A)	Offer to Amend Eligible Options, dated August 14, 2007.

99.(a)(1)(B)	Form of Letter of Transmittal to Employees.

99.(a)(1)(C)	Form of Election Form. (See Attachment B to Offer to Amend Eligible Options).

99.(a)(1)(D)	Form of Reminder Regarding Failure to Make an Election.

99.(a)(1)(E)	Form of Notice of Receipt of Election Form (Pre-Expiration Time). (See Attachment C of Offer to Amend Eligible Options).

99.(a)(1)(F)	Form of Final Election Confirmation Statement (Post-Expiration Time for Offer Participants). (See Attachment D to Offer to Amend Eligible Options).

99.(a)(1)(G)	Form of Final Election Confirmation Statement (Post-Expiration Time for Offer Non-Participants). (See Attachment E to Offer to Amend Eligible Options).

99.(a)(1)(H)	Form of Slide Presentation to Employees.

99.(a)(1)(I)	Power Integrations, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2006, filed with the SEC on August 8, 2007 as amended by Amendment No. 1 to Annual Report on Form 10-K/A filed with the SEC on August 14, 2007, both incorporated here by reference.

99.(a)(1)(J)	Power Integrations, Inc. Quarterly Report on Form 10-Q for its quarter ended March 31, 2007, filed with the SEC on August 9, 2007 and incorporated herein by reference.

99.(a)(1)(K)	Power Integrations, Inc. Quarterly Report on Form 10-Q for its quarter ended June 30, 2007, filed with the SEC on August 9, 2007 and incorporated herein by reference.

99.(a)(1)(L)*	Email of Announcement of Offer.

99.(a)(1)(M)†	Email Reminder of Announcement of Offer.

99.(b)	Not applicable.

99.(d)(1)	Power Integrations, Inc.’s 1997 Stock Option Plan, filed as Exhibit 10.3 to the Company’s Registration Statement on Form S-1, filed on September 11, 1997 and incorporated herein by reference.

99.(d)(2)	Power Integrations, Inc.’s 1998 Nonstatutory Stock Option Plan, filed as Exhibit 10.30 to the Company’s Quarterly Report on Form 10-Q, filed on May 12, 2003 and incorporated herein by reference.

99.(g)	Not applicable.

99.(h)	Not applicable.

*	Previously filed with the Preliminary Communications on Schedule TO-C filed with the Securities and Exchange Commission on August 1, 2007, and incorporated herein by reference.
†	Previously filed with the Preliminary Communications on Schedule TO-C filed with the Securities and Exchange Commission on August 13, 2007, and incorporated herein by reference.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

Schedule TO

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2007.	POWER INTEGRATIONS, INC.

	By:	/s/ RAFAEL TORRES
Rafael Torres Chief Financial Officer

Schedule TO

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)	Offer to Amend Eligible Options, dated August 14, 2007.

99.(a)(1)(B)	Form of Letter of Transmittal to Employees.

99.(a)(1)(C)	Form of Election Form. (See Attachment B to Offer to Amend Eligible Options).

99.(a)(1)(D)	Form of Reminder Regarding Failure to Make an Election.

99.(a)(1)(E)	Form of Notice of Receipt of Election Form (Pre-Expiration Time). (See Attachment C of Offer to Amend Eligible Options).

99.(a)(1)(F)	Form of Final Election Confirmation Statement (Post-Expiration Time for Offer Participants). (See Attachment D to Offer to Amend Eligible Options).

99.(a)(1)(G)	Form of Final Election Confirmation Statement (Post-Expiration Time for Offer Non-Participants). (See Attachment E to Offer to Amend Eligible Options).

99.(a)(1)(H)	Form of Slide Presentation to Employees.

99.(a)(1)(I)	Power Integrations, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2006, filed with the SEC on August 8, 2007 as amended by Amendment No. 1 to Annual Report on Form 10-K/A filed with the SEC on August 14, 2007, both incorporated here by reference.

99.(a)(1)(J)	Power Integrations, Inc. Quarterly Report on Form 10-Q for its quarter ended March 31, 2007, filed with the SEC on August 9, 2007 and incorporated herein by reference.

99.(a)(1)(K)	Power Integrations, Inc. Quarterly Report on Form 10-Q for its quarter ended June 30, 2007, filed with the SEC on August 9, 2007 and incorporated herein by reference.

99.(a)(1)(L)*	Email of Announcement of Offer.

99.(a)(1)(M)†	Email Reminder of Announcement of Offer.

99.(b)	Not applicable.

99.(d)(1)	Power Integrations, Inc.’s 1997 Stock Option Plan, filed as Exhibit 10.3 to the Company’s Registration Statement on Form S-1, filed on September 11, 1997 and incorporated herein by reference.

99.(d)(2)	Power Integrations, Inc.’s 1998 Nonstatutory Stock Option Plan, filed as Exhibit 10.30 to the Company’s Quarterly Report on Form 10-Q, filed on May 12, 2003 and incorporated herein by reference.

99.(g)	Not applicable.

99.(h)	Not applicable.

*	Previously filed with the Preliminary Communications on Schedule TO-C filed with the Securities and Exchange Commission on August 1, 2007, and incorporated herein by reference.
†	Previously filed with the Preliminary Communications on Schedule TO-C filed with the Securities and Exchange Commission on August 13, 2007, and incorporated herein by reference.